FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, CAMERON R. SEBASTIAN, Vice President, Finance and Chief Financial Officer of Paramount Energy Operating Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Paramount Energy Trust, (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

May 10, 2007

PARAMOUNT ENERGY TRUST
by Paramount Energy Operating Corp. (as its agent
and attorney-in-fact)

/s/ Cameron R. Sebastian

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

CFO Form 52-109F2 Q1 2007.doc